June 14, 2019

VIA EDGAR

Jonathan Burr

Pam Howell, Special Counsel

Rufus Decker, Accounting Branch Chief

Brian McAllister, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, NE

Washington, D.C. 20549

RE:                          Coronado Global Resources Inc.

Registration Statement on Form 10-12G

Filed: April 29, 2019

File No. 000-56044

Ladies and Gentlemen:

Coronado Global Resources Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated May 24, 2019 (the “Comment Letter”), with respect to the Company’s Form 10 (the “Form 10”). We are concurrently filing an amended Form 10 (“Amendment No. 1”) that includes changes in response to the Staff’s comments.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter. Page references in the text of this response letter correspond to page numbers in Amendment No. 1 unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 1. We are also sending, under separate cover, four copies of Amendment No. 1 marked to show changes from the Form 10 as initially submitted.

Registration Statement on Form 10-12G

Customers, page 8

1.                                      We note your two material customers, Xcoal Energy and Tata Steel. Please discuss any contracts you have with these material customers.

Response:  In response to the Staff’s comment, included below is a brief discussion of our contracts with Xcoal Energy & Resources, LLC (“Xcoal”) and Tata Steel Limited (Tata Steel”).

100 BILL BAKER WAY • BECKLEY, WV 25801

PHONE (681) 207-7263 • FAX (681) 207-7251

Xcoal Agreements

As disclosed in Amendment No. 1, we sell a portion of our coal through intermediaries, including brokers such as Xcoal. We have entered into, and intend to enter into, coal sales arrangements with Xcoal, primarily on an ad hoc (shipment-by-shipment) basis pursuant to individual purchase orders. During 2018, we entered into a one-year agreement with Xcoal for the sale of metallurgical coal from our Logan mine, which agreement terminated in March 2019.

Although our business with Xcoal is important in the aggregate, no single purchase order with Xcoal is individually of material significance to our company, either quantitatively or qualitatively.  Each purchase order includes certain transaction-specific product specifications, such as product type, quantity, delivery period, quality (including moisture, ash and sulfur content) and price, as well as standard terms and conditions with respect to acceptance, delivery, transportation, inspection, assignment, taxes and performance failure.  Xcoal typically takes ownership of coal upon loading into the rail car and is responsible for handling transportation logistics to the port and beyond. The purchase orders include pricing terms based in reference to a benchmark index, and, given the strength of the metallurgical coal market, we would expect the material terms of purchase orders with other third-party providers, or with direct purchasers in the spot market, if applicable, to be materially consistent with the terms of our purchase orders with Xcoal.

Although each purchase order includes such product specifications, the particular product specifications for each purchase order are established on an order-by-order basis, and we have the ability to accept or reject terms presented by Xcoal and utilize other third-party providers as warranted.

During 2018, we entered into a one-year agreement with Xcoal for the sale of metallurgical coal from our Logan mine, which agreement terminated in March 2019.  The material terms of this agreement were substantially similar to our individual purchase orders with Xcoal, although the agreement was for a one-year term (April 2018 through March 2019). Sales under this agreement represented approximately 0.72% of our total coal revenue for 2018.

In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure regarding the Xcoal agreements on pages 9, 33 and 147 to clarify that purchase orders with Xcoal are entered into primarily on an ad hoc (shipment-by-shipment) basis.

Tata Steel Agreements

As disclosed in Amendment No. 1, we sell a portion of our coal directly to steel producers, such as Tata Steel. In August 2017, Wesfarmers Curragh Pty Ltd (now known as Coronado Curragh Pty Ltd) entered into a Long Term Coal Sale and Purchase Agreement with a subsidiary of Tata Steel with a term ending in March 2022 (the “Tata Steel Long Term Agreement”). We assumed the Tata Steel Long Term Agreement when we acquired Wesfarmers Curragh Pty Ltd in March 2018.

The Tata Steel Long Term Agreement provides for the sale of a minimum of 2.0 MMt of coal per contract year, consisting of certain specific quantities of Curragh Hard Coking Coal, Bedford Coking Coal, Bluff Coking Coal and Curragh PCI Coal.  Pricing is re-negotiated each quarter, with pricing being materially consistent with the terms of our purchase orders from other customers (i.e., priced in reference to benchmark indices).  If the parties fail to agree on a quarterly price, the Tata Steel Long Term Agreement provides for alternative pricing based on historical market prices and the continuance of deliveries until an agreement on pricing can be reached.  The coal is sold free on board and payment is due 45 days from the bill of lading.  The Tata Steel Long Term Agreement contains industry-standard terms and conditions with respect to delivery, transportation, inspection, assignment, taxes and performance failure.

Coal sale agreements are common throughout our industry and implicit in conducting our operations, and we believe that the Tata Steel Long Term Agreement is of the type that “ordinarily accompanies the kind of business conducted” by our company.  Sales under this agreement represented approximately 12% of our total consolidated revenue for 2018, which we do not consider, either quantitatively or qualitatively, to represent the sale of the “major part” of our coal production.  Given the current and expected future demand for our coal, if this agreement were terminated or expired without replacement, or if we experienced the nonpayment or nonperformance by Tata Steel, we expect that we would readily generate replacement sales to existing or new customers either under contractual arrangements or in the spot market at comparable market prices. In addition, because of current and anticipated market conditions, the quality of the metallurgical coal products produced at our Curragh location and the demand for our coal products we do not believe that our company is “substantially dependent” on the Tata Steel Long Term Agreement.

U.S. Sales and Marketing, page 9

2.                                      We note your U.S. coal sales are typically priced in reference to an export metallurgical coal bench mark index. Please modify your filing to provide a chart or graph presenting the appropriate historical industry price index for your salable products for the last 5 years. See Item 303(a)(3)(ii) of Regulation S-K.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on page 10 to provide a chart presenting, for the last five years, the appropriate historical industry price indexes used as reference benchmarks for a portion of our U.S. coal sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Coal Revenues, page 69

3.                                      We note your disclosure that U.S. sales volumes were reduced due to low availability of third-party raw coal for purchase, processing, and resale by your mine operators. Please disclose the tonnage, cost, and revenues of your third party coal purchases separate from that of your operating mines.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we do not believe disclosing the tonnage, cost, and revenues of our third-party coal purchases separate from that of our operating mines would be of significance to investors as the total cost and revenues are not material and do not relate to our core business or operating activities.

As a general matter, we purchase third-party raw coal only when necessary to supplement the coal we produce from our operating mining properties in order to provide steel-making customers their required mix of low-, mid- and high-volatile metallurgical coal. On a consolidated basis, purchases of third-party raw coal for processing and resale represent an insignificant portion of our total consolidated coal revenues. For the years ended December 31, 2018, 2017 and 2016, sales of coal purchased from third parties represented 0.72%, 4.78% and 2.07% of our total consolidated coal revenues, respectively. The following table shows our total coal revenue from sales of coal purchased from third parties, total cost of purchases and sales volumes of such coal for the years presented:

	Year Ended December 31,
(In US$’000, except volume data)	2018(1)	2017	2016
Coal revenue from sales of coal purchased from third parties	$14,090	$36,160	$8,991
Total consolidated coal revenue	$1,945,600	$756,385	$433,966
% of total consolidated coal revenues	0.72%	4.78%	2.07%

Total cost of purchases of coal from third parties	$14,296	$30,716	$7,777
Total consolidated cost of coal revenues	$991,994	$463,638	$290,725
% of total consolidated cost of coal revenues	1.44%	6.62%	2.68%

Sales volumes (metric tons)	197,385	517,126	140,904

(1) Includes Australian Operations.

Therefore, we respectfully advise the Staff that we do not believe that disclosure of the tonnage, cost and revenues of our third-party coal purchases separate from that of our operating mines is necessary.

Supplemental Segment Financial Data, page 78

4.                                      Please reconcile the numerators used for average realized price per Mt sold and cost per Mt sold here and elsewhere throughout the filing to information in your financial statements for each period presented. Also, if you are excluding freight expense, Stanwell rebate, other royalty expenses and/or depreciation, depletion and amortization from cost per Mt sold, please so state and disclose why they are not included.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised the tabular disclosures on pages 82 and 85 to include the following:

•                  a revised table that discloses coal revenues by segment, which is the numerator used to compute average realized price per Mt sold; and

•                  a revised table that discloses total cost of coal revenues by segment, which is the numerator used to compute cost per Mt sold.

Additionally, we respectfully advise the Staff that we have excluded freight expense, Stanwell rebate, other royalty expenses and depreciation, depletion and amortization from cost per Mt sold and have included disclosure of this fact on page 71.

Reconciliation of Non-GAAP Financial Measures, page 81

5.                                      Your disclosures of EBITDA and Pro forma EBITDA reflect adjustments not typically included in EBITDA, as commonly defined. Accordingly, please retitle these measures to reflect this difference. Refer to Question 103.01 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have amended all references to EBITDA and Pro forma EBITDA by retitling these measures “Adjusted EBITDA” and “Pro forma Adjusted EBITDA,” respectively, throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 1.

Liquidity and Capital Resources Financial Covenants, page 84

6.                                      Please clarify whether you were in compliance with your debt covenants during the periods presented. Also, disclose the actual ratios/amounts for your material financial covenants for each period presented and show how the actual covenant ratios/amounts are computed for each period presented by reconciling them to GAAP amounts. Refer to Items 303(a)(1) and (2) of Regulation S-K and Question 102.09 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we closely monitor our compliance with debt covenants and were in full compliance with all applicable debt covenants for each applicable period presented. In accordance with the guidance in Sections I.D and IV.C of the Commission’s Interpretive Release No. 33-8350 and Section 9210.5 of the Division of Corporation Finance’s Financial Reporting Manual, we determined that there was no need for additional disclosure regarding our debt covenants during the periods presented as we were not in breach of any such debt covenants during such periods and it is not reasonably likely that we will be in breach of any applicable debt covenants in the foreseeable future.

In the event that we determine it is reasonably likely that we would not be able to meet our debt covenants, or that compliance with such debt covenants would impact our ability to obtain necessary debt or equity financing to a material extent, we will disclose these circumstances in our periodic or other filings with the Commission.

We note the guidance provided by the Commission does not require any affirmative statements that we are in compliance with debt covenants for a given reporting period; however,

based on the Staff’s comment, we have revised our disclosure on page 92 to provide an affirmative statement to that effect.

Historical Cash Flows and Free Cash Flow, page 85

7.                                      Please retitle the operating cash flow non-GAAP measure, so it is not confused with being a GAAP measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K. Also, provide the disclosures required by Item 10(e) of Regulation S-K for this non-GAAP measure.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised Amendment No. 1 to exclude references to Operating Cash Flow and Free Cash Flow and have removed these non-GAAP measures from the tabular disclosure on page 94 to avoid confusion with GAAP measures which are used to monitor the liquidity and capital resources of the Company without adjustment.

Properties, page 94

8.                                      Proven and probable reserves are disclosed for your Curragh, Buchanan, Logan, Greenbrier operating mines and your Pangburn-Shaner-Fallowfield, Amonate, and Russell County coal projects. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have provided the supplemental information requested by this Comment 8 to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). In accordance with such rule, we request that such material be returned promptly following completion of the Staff’s review.

9.                                      We note your two development mining properties and one idle mining property.

Please expand your disclosure concerning your exploration plans for these properties to address the following points.

•                        Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•                        Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•                        If there is a phased program planned, briefly outline all phases.

•                        If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•                        Disclose how the exploration program will be funded.

•                        Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on pages 108 and 109 to include disclosure concerning our exploration plans for our development and idle mining properties, addressing the items listed in the Staff’s comment above.

Certain Relationships and Related Transactions, page 134

10.                               Please add disclosure regarding the note receivable with JEP VIE and the WICET agreement, as set forth in footnote 25 to your financial statements on page F-56.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that no related person within the meaning of Item 404(a) of Regulation S-K had or will have a direct or indirect material interest in either the note receivable in respect of the JEP Mining LLC (“JEP”) Variable Interest Entity or the Wiggins Island Coal Export Terminal Pty Ltd. (“WICET”) agreement.  Accordingly, neither the note receivable in respect of the JEP Variable Interest Entity nor the WICET agreement are required to be disclosed pursuant to Item 7 of Form 10.

With respect to the JEP Variable Interest Entity, the Company issued the note receivable to its co-venturer, SYR Energy Partners LP, and no director or executive officer of the Company, or beneficial owner of more than five percent of any class of the Company’s voting securities, had or will have a direct or indirect material interest therein.

With respect to the WICET agreement, although Garold Spindler, our Managing Director and Chief Executive Officer, is a member of the board of directors of WICET, Instruction 6.a.i. to Item 404(a) of Regulation S-K provides that “[a] person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of paragraph (a) of this Item where … the interest arises only … from such person’s position as a director of another corporation or organization that is a party to the transaction….” As a result, Mr. Spindler did not and will not have a direct or indirect material interest within the meaning of Item 404(a) of Regulation S-K.

Choice of Forum, page 147

11.                               We note that your forum selection provision set forth in your Amended and Restated By- Laws filed as Exhibit 3.2 identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” However, your disclosure on page 147 identifies the Court of Chancery of the State of Delaware as the exclusive forum for such claims. Please revise to ensure that your disclosure on page 147, and your disclosure in your related risk factor on page 61, is consistent with your exclusive forum provision.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosures on pages 62 and 160 to conform the disclosure with our exclusive forum provision.

12.                               We also note your disclosure on page 147 that the choice of forum provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated By-Laws states this clearly, or tell us how you will ensure that investors and shareholders will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosures on pages 62 and 160 to conform with our exclusive forum provision and to clarify that such exclusive forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.  We respectfully advise the Staff that we will include the revised disclosure in future filings, to the extent applicable, to ensure that investors and shareholders will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Item 13. Financial Statements and Supplementary Data, page 149

13.                               Please provide the quarterly financial data required by Item 302(a) of Regulation S-K.

Response:  In response to the Staff’s comment, we respectfully refer the Staff to Item 302(a)(5) of Regulation S-K which states that paragraph (a) applies to any registrant “that has securities registered pursuant to sections 12(b)…or 12(g) of the Exchange Act.” We are filing the Form 10 in order to register our common stock under Section 12(g) of the Exchange Act. Since we do not presently have any securities registered under Section 12(b) or 12(g) of the Exchange Act, we are not required to present selected quarterly financial data in the Form 10 pursuant to Item 302(a) of Regulation S-K. This conclusion is consistent with the guidance set forth in Topic 1620 “Selected Quarterly Financial Data Not Required” of the Division of Corporation Finance’s Financial Reporting Manual, which provides that “[a] company is not required to furnish selected quarterly financial data pursuant to S-K 302(a) in its initial registration statement under the Securities Act if it does not have any securities registered under Section 12(b) or 12(g) of the Exchange Act.”  Further, the Note to Section 1620 provides, “[t]he exclusion from the requirement to furnish selected quarterly financial data noted in this section also applies to Exchange Act initial registration statements.” Following the registration of our common stock under Section 12(g) of the Exchange Act, we will present selected quarterly financial data in future periodic reports filed under the Exchange Act to the extent required by applicable rules, including Item 302(a) of Regulation S-K.

Consolidated Statements of Stockholders’ Equity/Members’ Capital, page F-5

14.                   As a part of the reorganization transactions, please reclassify to additional paid-in capital your retained earnings as of the date you converted from a LLC to a C corporation. Refer to SAB Topic 4:B.

Response:  We have considered the Staff’s comment and we respectfully advise the Staff that we believe the current presentation of our Consolidated Statements of Stockholders’ Equity/Members’ Capital most accurately reflects the reorganization transactions based on our unique set of facts and circumstances and is the result of our careful consideration of the expectations of our investors, the basis of presentation of the consolidated financial statements, taken as a whole, and jurisdictional statutory laws and regulations. There are three primary reasons why we have chosen this presentation:

1.  The current presentation of our financial statements provides more meaningful and transparent disclosure to our investors.

Prior to the reorganization transactions, the historical financial statements of Coronado Group LLC were presented to reflect total members’ capital separately from retained earnings so that the members could clearly differentiate between the current and historical financial performance of the business (i.e., between the total retained profits of Coronado Group LLC and the original capital contributions made by the members), while also being able to retain transparency over the members capital investment. As such, we have utilized a presentation which remains consistent with the historical structure of the consolidated financial statements which we believe is consistent with the expectations of our investors.

As disclosed in our consolidated financial statements, the reorganization transactions were enacted to effect the Australian IPO, and the consolidated financial statements have been presented to reflect a continuation of the ongoing business operations. Accordingly, we have utilized a presentation that remains consistent with the historical presentation of the consolidated financial statements, which we believe is consistent with the expectations of our investors.

We carefully considered this presentation when we prepared our financial statements.  We note that our presentation provides more information to the reader than would be available had we reclassified the retained earnings as of the date of the conversion.  We believe that our financial statements have been fairly presented in all material respects in conformity with the financial reporting framework and disclosure requirements outlined by the SEC and U.S. GAAP.

2.  There were no entities within our corporate structure that elected to be taxed as S corporations before or after the reorganization transactions, nor did the reorganization transactions result in a termination of a tax election.

SAB Topic 4:B addresses the treatment and classification of undistributed earnings when an entity’s S corporation election has been terminated. We respectfully advise the Staff that none of the entities within our corporate structure has elected to be taxed as an S corporation; however, we do understand, based on the Staff’s comment, that this concept could be applied by analogy to a change in the tax status of a limited liability company (“LLC”) due to its similar “pass-through” structure.

In consideration of this concept, the Company respectfully advises the Staff that the reorganization transactions were enacted to effect the Australian IPO, and, as it relates to the applicability of SAB Topic 4:B, there were two stages of the reorganization transactions that were carefully considered:

In the first stage of the reorganization transactions, Coronado HoldCo LLC was converted into Coronado Global Resources Inc. (a C corporation), which we considered as a standalone, voluntary change in tax status. At the time of the conversion, Coronado Global Resources Inc.’s wholly—owned foreign subsidiaries were considered taxable corporations in Australia and the United States by virtue of being disregarded entities, and there were no undistributed earnings in Coronado Global Resources Inc. It is, therefore, our belief that there should be no reclassification of retained earnings in respect of this stage of the reorganization transactions as there were no undistributed earnings at the time of conversion.

In the second stage of the reorganization transactions, Coronado Group LLC contributed the membership interests in the US LLCs to Coronado Global Resources Inc., the receiving entity.  This was accounted for as a combination of entities under common control in which the assets and liabilities were recorded at the carrying value of the transferring entity, Coronado Group LLC.  This represented a continuation of the ongoing business and, accordingly, the financial statements of the receiving entity have been adjusted retrospectively. Prior to the reorganization transactions, the US LLCs were treated as disregarded entities for U.S. income tax purposes with earnings passed through to, and taxed at, the member level. Following the reorganization transactions, the US LLCs continue to be treated as disregarded entities; however, because the membership interests in these entities were contributed to a C corporation, which is taxed at the entity level, the Company recognized deferred taxes arising from the excess of book basis over tax basis of the membership interests in the contributed entities, which was a direct result of the common control transaction, as opposed to a standalone change in tax status.

Because there has been no change or termination of the election of the tax status of the US LLCs, we respectfully advise the Staff that we believe that our current presentation of the consolidated financial statements and related disclosures have been fairly presented in all material respects in conformity with the financial reporting framework and disclosure requirements outlined by the SEC and US GAAP.

3.  The current presentation demonstrates compliance with Australian tax law.

Coronado Global Resources Inc. is a U.S.-domiciled entity incorporated in the State of Delaware. For tax purposes, it is considered a tax resident in both the United States and Australia

(a “dual tax resident”) and, as such, is subject to tax regulation in both jurisdictions. Under Division 197 of the Australian Income Tax Assessment Act 1997 (“Australian tax law”), there are specific provisions that are intended to regulate the integrity of a company’s share capital account and are designed to prevent a company from transferring profits into a share capital account and ultimately from distributing profits to shareholders disguised as non-assessable capital distributions. These rules, collectively, are referred to as “share capital account tainting rules” and are applicable to Coronado Global Resources Inc. as a standalone entity. If retained earnings were reclassified into additional paid-in capital, this could potentially result in tainting of the share capital account. If distributions are illegally paid out of tainted share capital, there are adverse consequences for both the Company and for its shareholders.

We respectfully advise the Staff that the presentation of our Consolidated Statements of Stockholders’ Equity/Members Capital has been prepared with careful consideration of these provisions of Australian tax law. We have therefore determined that additional paid-in capital should be presented separately from retained earnings, including those retained earnings which were generated prior to the reorganization transactions, so it clearly demonstrates that our share capital account has not been comingled or combined with any other account which could possibly taint our share capital account.

We believe that our current presentation plays a critical part in our ability to demonstrate compliance with the statutory tax requirements of Australia and ensure that any distributions made to shareholders are made legally and in full compliance with all relevant laws and regulations. We note that our presentation provides additional information to the reader which helps us show compliance with these Australian tax requirements.

Unaudited Pro Forma Combined Financial Information, page F-103

15.                               Please revise to include adjustments to convert Curragh’s IFRS financial statements to US GAAP with a US GAAP subtotal for Curragh appearing before pro forma adjustments. Refer to Rule 11-02 of Regulation S-X.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on page F-126 regarding our Unaudited Pro Forma Combined Financial Information to include adjustments to convert Curragh’s IFRS financial statements to US GAAP with a US GAAP subtotal for Curragh appearing before pro forma adjustments.

Exhibits

16.                   Please file your agreements with Stanwell Corporation Limited, your mining services contract with Thiess Pty Ltd., your rail haulage agreements, your coal sales agreements with Xcoal and the office sharing agreement, or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:  In response to the Staff’s comment, we have filed the following agreements with Stanwell Corporation Limited: (i) Amended Coal Supply Agreement, dated as of November 6, 2009, by and between Stanwell Corporation Limited and Wesfarmers Curragh Pty Ltd (now known as Coronado Curragh Pty Ltd), (ii) Deed of Amendment to the Amended Coal Supply Agreement, dated as of November 21, 2018, by and between Stanwell Corporation Limited and Wesfarmers Curragh Pty Ltd (now known as Coronado Curragh Pty Ltd), and (iii) Curragh Mine New Coal Supply Deed, dated August 14, 2018, by and between Stanwell Corporation Limited and Coronado Curragh Pty Ltd, as exhibits to Amendment No. 1. We respectfully advise the Staff that we do not believe that our mining services contract with Thiess Pty Ltd., our rail haulage agreements, our coal sales agreements with Xcoal or the office sharing agreement are required to be filed as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories. A contract that falls within any such category must be filed as a material contract except where it is “immaterial in amount or significance.”  To these points, our ordinary course of business involves the production, marketing, and export of metallurgical and thermal coal.  As such, and as further described below, the following agreements ordinarily accompany our business and do not meet any of the relevant criteria to require filing under Item 601(b)(10) of Regulation S-K.

Thiess Pty. Ltd. Agreements (“Thiess”)

As disclosed in Amendment No. 1, Thiess provides services to our Australian operations related to overburden removal and general fleet maintenance (the “Part A Services”), and fleet relocation, maintenance, and ultra-class truck services (the “Part B Services”).  Soil removal and fleet maintenance contracts are common throughout our industry and implicit in conducting our operations.  Thus, we believe that these agreements are ones that “ordinarily accompan[y] the kind business conducted” by our company under Item 601(b)(10)(ii) of Regulation S-K.

Furthermore, we do not believe that our business is “substantially dependent” on the mining services contracts with Thiess for the following reasons:

•                  we utilize several third-party service providers for our mining operations, including Thiess, none of which are individually significant to our operations;

•                  we believe that in the event of a disruption with any of our service providers, we could contract replacement service providers without significant expense or delay;

•                  as disclosed in Amendment No. 1, the Part A Services are set to continue only until June 30, 2019, and the Part B Services are terminable at will; and

•                  as disclosed in Amendment No. 1, we are currently in the process of evaluating bids for a new contracts to replace our current contracts with Thiess.

Therefore, we do not believe that we are required to file our mining services contracts with Thiess as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Rail Haulage Agreements

Rail haulage agreements for the shipment of coal are common throughout the coal mining industry and implicit in our business model as a coal company.  Thus, we believe that these agreements are ones that “ordinarily accompan[y] the kind business conducted” by our company under Item 601(b)(10)(ii) of Regulation S-K.

Furthermore, we do not believe that our business is “substantially dependent” on any single rail haulage agreement.  There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. Although rail transportation is necessary for the shipment of our coal and important to our business in the aggregate, no single shipping arrangement is individually of material significance to our company either quantitatively or qualitatively.

Additionally, our rail haulage agreements contain market-based pricing and other industry-standard provisions.  As such, in the event of contract termination, we believe that we would be able to secure transportation for our coal on substantially similar economic terms.

Therefore, we do not believe that we are required to file our rail haulage agreements as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Xcoal Agreements

In addition to the following, we refer the Staff to our response to the Staff’s comment 1 above.

As disclosed in Amendment No. 1, we sell a portion of our coal through intermediaries, including brokers such as Xcoal. We have entered into, and intend to enter into, coal sales arrangements with Xcoal, primarily on an ad hoc (shipment-by-shipment) basis pursuant to individual purchase orders. During 2018, we entered into a one-year agreement with Xcoal for the sale of metallurgical coal from our Logan mine, which agreement terminated in March 2019. One of our directors, Ernie Thrasher, is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal.

Coal sale agreements with brokers, such as Xcoal, are common throughout our industry and implicit in conducting our operations. Thus, we believe that these agreements are ones that “ordinarily accompan[y] the kind business conducted” by our company under Item 601(b)(10)(ii) of Regulation S-K.

As noted above, we primarily sell coal to Xcoal on an ad hoc (shipment-by-shipment) basis pursuant to individual purchase orders. Although there is no bright line test under Item 601(b)(10)(ii)(B) of Regulation S-K to determine whether a company is substantially dependent on a particular contract or agreement, we do not consider any one purchase order with Xcoal to cover the sale of the “major part” of our coal production. Accordingly, we do not believe that our business is “substantially dependent” on any individual purchase order with Xcoal for the following reasons:

•                  our sales to Xcoal are primarily on an ad hoc (shipment-by-shipment) basis pursuant to individual purchase orders, and, although our business with Xcoal is important in the aggregate, no single purchase order is individually of material significance to our company either quantitatively or qualitatively;

•                  although each purchase order includes product specifications for the particular shipment, the product specifications for each purchase order are established on an order-by-order basis and we have the ability to accept or reject terms presented by Xcoal and utilize other third-party providers as warranted; and

•                  each purchase order includes pricing terms based in reference to a benchmark index, and, given the strength of the metallurgical coal market, we would expect the material terms of purchase orders with other third-party providers, or with direct purchasers in the spot market, if applicable, to be materially consistent with the terms of our purchase orders with Xcoal.

We further advise the Staff that each purchase order includes certain transaction-specific product specifications, such as product type, quantity, delivery period, quality (including moisture, ash and sulfur content) and price, as well as standard terms and conditions with respect to acceptance, delivery, transportation, inspection, assignment, taxes and performance failure. As noted above, although each purchase order includes such product specifications, the particular product specifications for each purchase order are established on an order-by-order basis, and we have the ability to accept or reject terms presented by Xcoal and utilize other third-party providers as warranted.

As noted above, during 2018, we entered into a one-year agreement with Xcoal for the sale of metallurgical coal from our Logan mine, which agreement terminated in March 2019.  The material terms of this agreement were substantially similar to our individual purchase orders with Xcoal, although the agreement was for a one-year term (April 2018 through March 2019). Sales under this agreement represented approximately 0.72% of our total coal revenue for 2018.  Accordingly, we do not consider such agreement to cover the sale of the “major part” of our coal production, and we do not believe that our business is “substantially dependent” on such agreement.

As disclosed in Amendment No. 1, one of our directors, Ernie Thrasher, is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal. Item 601(b)(10)(ii) of Regulation S-K provides, in part, that “[a]ny contract to which directors . . . are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price” . . . “shall be filed except where immaterial in amount or significance.”  As noted above, the individual purchase orders with Xcoal include pricing terms based in reference to a benchmark index.  Furthermore, as noted above, our sales to Xcoal are primarily on an ad hoc (shipment-by-shipment) basis pursuant to individual purchase orders, and no single purchase order is individually of material significance to our company either quantitatively or qualitatively.

Due to the reasons set forth above, we do not believe that we are required to file any individual purchase orders or coal purchase agreements with Xcoal as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Office Sharing Agreement with Imagin Minerals, Inc. (“Imagin”)

As disclosed in Amendment No. 1, we are a party to an oral office sharing arrangement with Imagin whereby we have the right to utilize Imagin’s premises and to jointly utilize office resources, including office personnel.  As disclosed in Amendment No. 1, Imagin is wholly-owned by Mr. Garold Spindler, our Managing Director and Chief Executive Officer.

Arranging for office space and personnel is necessary for our business to function.  Thus, we believe that this arrangement is one that “ordinarily accompanies the kind business conducted” by our company under Item 601(b)(10)(ii) of Regulation S-K.  Furthermore, Item 601(b)(10)(ii) of Regulation S-K provides, in part, that “[a]ny contract to which directors [or officers] . . . are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price” . . . “shall be filed except where immaterial in amount or significance.”  The office sharing agreement with Imagin is immaterial in both amount and significance.  Our expenses incurred under this arrangement for the years ended December 31, 2018, 2017 and 2016 totaled $0.1 million, $0.1 million and $0.0 million, respectively.  This represents approximately 0.006%, 0.016%, and 0% of our total operating expenses in each period.  Further, we would be readily able to locate alternative office space at comparable pricing levels if this arrangement was terminated.

Due to the reasons set forth above, we do not believe that we are required to file the office sharing agreement with Imagin pursuant to Item 601(b)(10) of Regulation S-K.   Further, we respectfully advise the Staff that we have revised our disclosure on page 147 to clarify that this is an oral arrangement.

In connection with the above responses, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (681) 207-7268.

Sincerely,

/s/ Richard Rose
Richard Rose
Vice President, Chief Legal Officer and Secretary